MITCHELL SILBERBERG & KNUPP LLP
A LAW PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

Andrew E. Katz A Professional Corporation (310) 312-3738 Phone (310) 231-8408 Fax aek@msk.com

November 10, 2014

VIA EDGAR

VIA EMAIL

Katherine Hsu

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	California Republic Funding, LLC—Form S-3 No. 333-199204

Dear Ms. Hsu:

On behalf of the registrant, California Republic Funding, LLC, we transmit for filing under the Securities Act of 1933, Amendment No. 1 to the registration statement on Form S-3, No. 333-199204, including to revised Exhibit 5.1 (the form of Issuer’s Legality Opinion) and Exhibit 10.1 (the form of the Sale and Servicing Agreement and Appendix A thereto), as well as new Exhibit 5.2 (the form of Delaware counsel opinion) thereto. For your convenience, courtesy copies of the amended form of prospectus, prospectus supplement and aforementioned exhibits are being provided to you, including a copy that is marked to show changes to their respective counterparts included in the registration statement as initially filed on October 8, 2014.

In addition, the registrant has instructed us to provide each of the responses set forth below to the staff’s comments of November 4, 2014. For ease of reference, the staff’s comments have been repeated below in italics. Each comment is followed by the registrant’s response, and we refer to each of your comments by the number assigned to it by you.

Registration Statement on Form S-3

General

1.	Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction.

11377 West Olympic Boulevard, Los Angeles, California 90064-1683 Phone: (310) 312-2000 Fax: (310) 312-3100 Website: WWW.MSK.COM

MITCHELL SILBERBERG & KNUPP LLP

Katherine Hsu

November 10, 2014

We confirm that we have complied with the foregoing instruction to make conforming revisions as appropriate to all portions of the registration statement.

2.	In the next amendment, please include, to the extent practicable, bracketed language showing both where you plan to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB. We believe this will not only enable us to better review your shelf filing but that it will also make it less likely that any form required information will not be inadvertently omitted. See our related comments below for more guidance. We note, for example, your compliance on pages S-24 and S-54. Please make similar changes throughout the document, where applicable, or advise.

We have supplemented in Amendment No. 1 bracketed language showing where the registrant plans to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB. We note that, with respect to Items 1103(a)(9) and 1120 (that require disclosure of whether an issuance or sale of any class of offered asset-backed securities is conditioned on the assignment of a rating by one or more rating agencies, and then the identity and minimum rating to be assigned), we have relied on the Commission’s No Action Letter, dated November 23, 2010 and issued to Ford Motor Credit Company LLC, in not including the identity of the rating agencies and actual ratings to comply with these items of Regulation AB.

3.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

We confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The CIK codes for each affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering are presented in the table below:

CIK	Company
0001591602	California Republic Auto Receivables Trust 2013-2

0001602481	California Republic Auto Receivables Trust 2014-1

0001608041	California Republic Auto Receivables Trust 2014-2

0001616280	California Republic Auto Receivables Trust 2014-3

MITCHELL SILBERBERG & KNUPP LLP

Katherine Hsu

November 10, 2014

4.	Please expand your table of contents to list all of the various subsections in the prospectus supplement and/or base prospectus to assist investors locate the relevant disclosure on the offered securities. For example, we note you include a number of cross-references to subsections in the summary, however, the subsections are not provided in the table of contents. Please revise accordingly.

We have revised the table of contents of the prospectus supplement and the prospectus base to include all subsections.

5.	We note in various sections of the base prospectus your statements “unless otherwise specified in an accompanying prospectus supplement” or “as otherwise specified in an accompanying prospectus supplement,” which appears to indicate that the specific terms you describe in the base prospectus may be different in the prospectus supplement. However, the disclosure in the prospectus supplement should not contradict the disclosure in the base prospectus. Please revise to disclose all material information related to the deal structure that you reasonably contemplate including in the ABS offering.

We have revised the base prospectus so as to disclose all material information related to the deal structure that we reasonably contemplate including in each ABS offering.

6.	Please confirm that you plan to file the finalized agreements, including the exhibits to these agreements, as an exhibit to the registrant statement or under cover of Form 8-K and incorporated by reference into the registration statement at the time of each takedown. Refer to 1100(f) of Regulation AB.

We confirm that we plan to file the finalized agreements, including the exhibits to these agreements, under cover of Form 8-K and incorporated by reference into the registration statement at the time of each takedown.

7.	The Commission recently adopted new rules and requirements for registered offerings of asset-backed securities. All ABS issuers must comply with the new rules and new forms, other than asset-level disclosures, no later than November 23, 2015. As an ABS issuer for auto loans, you will be required to comply with the asset-level disclosure requirements on November 23, 2016. See Release No. 33-9638 (Sept. 4, 2014) on the SEC public website for more information. Please supplementally confirm your understanding of the new requirements.

We confirm that we are aware that commencing November 23, 2015 the depositor must, as ABS issuer, comply with all parts of the recent amendment to Regulation AB, other than asset-level disclosures, for which compliance will be necessary, commencing November 23, 2016. The depositor and the sponsor will be starting the process for compliance with the amendments to Regulation AB in order to be prepared to comply on or before the required compliance date.

MITCHELL SILBERBERG & KNUPP LLP

Katherine Hsu

November 10, 2014

Form of Prospectus

Underwriting Criteria, page 19

8.	We note your statement that an application is automatically placed in the following programs, “Premier Plus, Premier, Elite, Preferred, Classic, or Special.” We also note that the amount that CRB will advance against a motor vehicle is capped at various levels depending on the program. However, you have not included any description of these programs except for these titles. Please revise to provide a description of the material characteristic of these programs.

We have revised this paragraph to provide additional detail regarding CRB’s programs to the extent material to the disclosure regarding CRB’s overall underwriting process.

FDIC Rule, page 66

9.	Please revise to update the disclosure about the credit risk retention rules. On October 22, 2014, the Commission, along with federal other regulators, jointly adopted final rules that implement the risk retention requirements pursuant to Section 15G of the Exchange Act. See Release No. 34-73407 (Oct. 22, 2014) on the SEC’s public website for more information.

We have revised the disclosure about the credit risk retention rules to incorporate the final rules adopted by the Commission and other federal regulators on October 22, 2014 that implement the risk retention requirements pursuant to Section 15G of the Exchange Act.

Legal Opinions, page 75

10.	Please file the form of opinion of Delaware counsel or advise.

The form of the opinion of Delaware counsel has been filed as Exhibit 5.2 to Amendment No. 1 to the registration statement and a copy thereof is being submitted concurrently herewith.

Form of Prospectus Supplement

Summary, page S-6

11.	Please identify any outstanding series or classes of securities that are backed by the same asset pool or otherwise have claims on the pool assets. Please provide the disclosure required by Item 1103(a)(4) of Regulation AB.

We have provided a disclosure to the form of the prospectus supplement that no other series or classes of securities have been or will be issued that are backed by the same asset pool as is backing the securities being issued under the prospectus supplement.

MITCHELL SILBERBERG & KNUPP LLP

Katherine Hsu

November 10, 2014

Ratings, page S-12

12.	Please confirm that the securities will be investment grade. Refer to General Instructions I.B.5 to Form S-3.

We confirm that the securities will be investment grade. A disclosure to this effect has been added to the paragraph under subheading Ratings on page S-12 of the prospectus supplement.

Review of Receivables, page S-42

13.	We note that part of your review of the assets included selecting of Randomly Selected Loans from the Receivables. Please revise to disclose the size of the sample and the criteria used to select the assets sampled. See Item 1111(a)(7).

We have revised the disclosure on page S-42 of the form of the prospectus supplement to add placeholders for the size of the sample and the criteria used to select the assets sampled as required by Instruction to Item 1111(a)(7) of Regulation AB. The exact number and criteria will be provided in the preliminary prospectus supplement in connection with each takedown.

14.	We note your statement that a third party will assist in the review of the assets. Please confirm that, that for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. Refer to Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

We confirm that, that for any offering occurring on or after June 15, 2015, to the extent that we or the underwriter obtain any third-party due diligence report as contemplated by Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936), we, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of such third-party due diligence report.

15.	We note that counsel has opined that the Notes will constitute “legal, valid and binding obligations of the issuing Trust.” Counsel must also opine on the laws of the state governing the indenture. Please revise accordingly.

We have added to our legality opinion a paragraph clarifying that the foregoing opinion is rendered as to the effect of the laws of the State of New York (which governs the Indenture), as well as the State of California, and the Delaware Limited Liability Company Act. The updated version of Exhibit 5.1 to the registration statement which contained the opinion has been filed with Amendment No. 1 to the registration statement and, along with a copy marked to show changes to the initial version filed on October 8, 2014, is enclosed herewith.

MITCHELL SILBERBERG & KNUPP LLP

Katherine Hsu

November 10, 2014

Please contact me at (310) 312-3738 or aek@msk.com with any questions or comments regarding this matter. Please email any additional comment letters to my attention when they become available, with a copy to my colleague, Daria Boxer, at dkb@msk.com. Thank you for your time and attention.

Very truly yours,

Andrew E. Katz

A Professional Corporation of

MITCHELL SILBERBERG & KNUPP LLP

AEK/txf

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